Exhibit (a)(1)(X)

Date:	March 5, 2009
To:	India Googlers
From:	Ronni Horrillo for Option Exchange
Subject:	Additional information added to the India Tax Documents

Hi Googlers,

Additional information regarding the Fringe Benefit Tax (FBT) has been added to the India country specific tax information on the go/optionexchange website. You can now find the updated tax schedule (Schedule R) for India of this amended offering memorandum [link]. We’ve also included a short FAQ on this topic specifically:

Q: I exchanged my option. How will the FBT be calculated on the new grant?

A: The FBT will be calculated based on the difference between the exercise price and the Indian fair market value of the shares on the vesting date(s) using the new vesting schedule. The vesting dates of the original grant no longer apply. For example, if you were granted an option in March 2007, the vesting dates from March 2008 to the grant date of the new option will no longer be used for FBT calculations. The new vest date of September 9, 2009 (and monthly thereafter) will be used to calculate the FBT liability.

We hope these materials will be helpful. Please email us at                     @google.com or sign up for office hours if you have additional questions.

Thanks very much. Let us know if we can help in any way,

Ronni Horrillo for the Option Exchange Team

P.S. Please note that replies to this e-mail will be sent to                     @google.com.